NEWS RELEASE

Birch Mountain Announces Key Milestone Achieved

CALGARY, December 9, 2004, Birch Mountain Resources Ltd. (BMD:TSX Venture Exchange and BHMNF:OTC BB) ("Birch Mountain" or "the Company") announces that the Environmental Impact Assessment ("EIA") for the Muskeg Valley Quarry ("MVQ"), filed in March 2004, has been declared "complete" by the Director - Alberta Environment pursuant to Section 53 of the Environmental Protection and Enhancement Act.

"This is a key milestone in the regulatory approval of the quarry project," said Don Dabbs, Vice President. "It is the formal declaration that Birch Mountain has fulfilled the Terms of Reference for the EIA. To achieve completeness, we responded in the fall to supplemental information requests from Alberta Environment, the Natural Resources Conservation Board ("NRCB") and the residents of the region who could be affected by the project. We have received both industry and community support for our project," explains Dabbs.

In response to the completeness decision, the NRCB will be publishing a Public Notice of Application in several northern Alberta newspapers. This notice further insures that all interested parties are aware of the decision and provides a period of 35 days for any additional comments. Birch Mountain anticipates a favorable decision report from the NRCB in the first quarter of 2005, which would enable the Company to start tree removal and site preparation while the ground is frozen, followed by quarry start-up for aggregate production in early spring.

Formed in 1994, Birch Mountain is an Alberta-based company that holds the Metallic and Industrial Mineral rights to more than 277,500 hectares (675,000 acres) covering a wide area from Fort McMurray to the northern limit of the Athabasca oil sands deposit.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Douglas Rowe, President & CEO or	Equity Communications, LLC
Don Dabbs, Vice President & CFO	Steve Chizzik, Regional Vice President
Birch Mountain Resources Ltd.	Tel 973.912.0980 Fax 973.912.0973
Tel 403.262.1838 Fax 403.263.9888
www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.

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or accuracy of this news release.